Exhibit 3

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in light of the news published in Isto É Dinheiro Online on January 27, 2017, with respect to the terms of the Company’s judicial reorganization plan, informs its shareholders and the market in general that the management has been meeting regularly with creditors, other stakeholders of the Company and potential investors, with the intent of gathering impressions, comments and suggestions for the improvement of the judicial reorganization plan. In these conversations, one of the initial alternatives raised was the immediate delivery of shares (equity) to creditors, under conditions that have yet to be defined, as initial adjustments to the offer to the other creditors have been addressed. As a purely initial reference to the value of the total credits of these creditors, we use a market value of approximately R $ 10 billion, taking into consideration the market value of the securities and considering the value of the company after the restructuring of its debt.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Notice to the Market.

Rio de Janeiro, January 30, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization